NEWS RELEASE
FOR IMMEDIATE RELEASE


           PRG-SCHULTZ ANNOUNCES SUCCESSFUL CLOSING OF EXCHANGE OFFER
                     AND NEW SENIOR SECURED CREDIT FACILITY



ATLANTA, MARCH 20, 2006 -- PRG-Schultz International, Inc. (Nasdaq: PRGX) announced today that it has accepted all of its 4.75% Convertible Subordinated Notes due 2006 (the "Existing Notes") that were tendered in its exchange offer (the "Exchange Offer") which expired on Friday, March 17, 2006. As of the expiration of the Exchange Offer at 10:00 a.m., New York City time, on March 17, 2006, $124,530,000, or 99.6%, of the outstanding principal amount of Existing Notes had been validly tendered and were exchanged in the Exchange Offer.

As a result of the consummation of the Exchange Offer, $470,000 of the Existing Notes remain outstanding, and the company issued an aggregate of (a) $51,635,846 in principal amount of 11.0% Senior Notes Due 2011 (which included $1,823,846 in additional principal amount of Senior Notes issued for accrued and unpaid interest on Exchange Notes that were exchanged), (b) $59,774,400 in principal amount of 10.0% Senior Convertible Notes Due 2011, and (c) 124,530 shares, or $14,943,600 liquidation preference, of 9.0% Senior Series A Convertible Participating Preferred Stock.

The company also announced today that it has entered into a new senior secured credit facility with Ableco Finance LLC and The CIT/Group/Business Credit, Inc., a portion of which is being syndicated to the company's prior bridge financing lenders. The new credit facility includes a $25.0 million term loan, the net proceeds of which were funded to the company at closing on Friday, March 17, 2006, and up to $20 million in revolving loan borrowings, none of which are currently outstanding. The net proceeds of the new senior credit facility were used to repay all outstanding borrowings under the company's existing senior credit facility with Bank of America, which were approximately $1.6 million, and all outstanding amounts under the bridge loan between the company and certain holders of its Existing Notes, including accrued and unpaid interest, which were approximately $10.1 million. The remainder of the proceeds of the term loan will be used to pay fees and expenses related to the Exchange Offer and the new senior credit facility and for general corporate purposes.

"With the successful conclusion of the exchange offer and the closing of a new credit facility, we begin a new chapter in our turnaround," said James B. McCurry, the company's President and Chief Executive Officer. "Our balance sheet has been strengthened and our new senior credit facility provides us with the liquidity we need to run our business. We can now focus on the continued improvement of our operations and the development of new opportunities for creating value for our clients."


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ABOUT PRG-SCHULTZ INTERNATIONAL, INC.

Headquartered in Atlanta, PRG-Schultz International, Inc. is the world's leading recovery audit firm, providing clients throughout the world with insightful value to optimize and expertly manage their business transactions. Using proprietary software and expert audit methodologies, PRG-Schultz industry specialists review client purchases and payment information to identify and recover overpayments.

FORWARD LOOKING STATEMENTS

This press release includes certain forward-looking statements in addition to historical information, including statements regarding the potential success of the company's turnaround, anticipated liquidity needs of the company, and the company's plans to improve operations and develop new opportunities. Actual outcomes may differ due to a number of risks and uncertainties such as (without limitation): the company's ability to stabilize its revenue trend, the success of the company's previously announced operational restructuring plan, the success of the company's new service offerings, the company's ability to retain key personnel, changes in the market for the company's service offerings, and other risks generally applicable to the company's business. For a discussion of other risk factors that may impact the company's business and the success of its turnaround, please see the company's Securities and Exchange Commission filings, including the offering circular filed as Exhibit 99(A)(1)(a) to the company's Schedule TO on February 1, 2006, the company's Form 10-K filed with the Securities and Exchange Commission on March 16, 2005, and the company's subsequent Forms 10-Q for the first three fiscal quarters of 2005. The company disclaims any obligation or duty to update or modify these forward-looking statements.

CONTACT: PRG-SCHULTZ INTERNATIONAL, INC.
Peter Limeri
770-779-6464














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